

BACARDI LIMITED

03 JUN -4 AM 7:21



03022529

VIA COURIER

May 30, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

RECEIVED
JUN 02 2003
OFFICE OF THE SECRETARY

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

SUPPL

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934
File number 082-04992

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Proxy Statement dated May 27, 2003 and the Fiscal Year 2003 Annual Report that have been sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Enc.

dlw 6/11

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED





Proxy Statement

relating to the

Annual General Meeting of Members

to be held on

Thursday, June 26, 2003

at the

Ritz Carlton San Juan Hotel
San Juan, Puerto Rico

This proxy statement is dated May 27, 2003.

TABLE OF CONTENTS

THE ANNUAL GENERAL MEETING

Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Members to be held on June 26, 2003, at 9:00 a.m., local time, at the Ritz Carlton San Juan Hotel, San Juan, Puerto Rico, and at any adjournments or postponements of the Annual General Meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

Our Board of Directors has fixed the close of business on May 15, 2003, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the Annual General Meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the Annual General Meeting or by proxy as described below under "—Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the Annual General Meeting.

Poll Vote for the consideration of the shareholders at the Annual General Meeting

In accordance with Bye-Law 27(5), the Chairman has determined that the election of directors and the confirmation of acts of directors shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the Annual General Meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman.

Vote Required

There are twenty nominees for election as Directors but only the sixteen nominees who receive the highest number of votes cast at the Annual General Meeting will be elected. Only affirmative votes are counted in the election of directors. **Please see "Directors—Election Procedures" below for further details on the election of Directors.** Each of the other matters to be voted upon at the Annual General Meeting will be decided by a simple majority of votes cast at the Meeting.

Voting of Proxies

Whether or not you plan to attend the Annual General Meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the Annual General Meeting that have not been revoked will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxies and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the Annual General Meeting.

If the Annual General Meeting is postponed or adjourned, at any subsequent reconvening of the Annual General Meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the Annual General Meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Please return your marked proxy promptly so your shares can be represented at the Annual General Meeting, even if you plan to attend the meeting in person. Proxies may be mailed or faxed to us at the following address:

Barbara Johnson, Secretary
Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda
Tel: (441) 298-1027
Fax: (441) 295-5364

Confidentiality

The proxies and ballots will be held in confidence.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the Annual General Meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to Barbara Johnson before the taking of the vote at the Annual General Meeting;
- filing a written notice of revocation bearing a later date than the proxy with Barbara Johnson before the taking of the vote at the Annual General Meeting;
- attending the Annual General Meeting and voting in person (although attendance at the Annual General Meeting will not, in and of itself, revoke a proxy); or
- attending the Annual General Meeting and hand delivering a later-dated proxy or written notice of revocation to Barbara Johnson or her representative before the taking of the vote.

In order to be assured that your proxy will be voted at the Annual General Meeting and that your shares will be counted towards a quorum, your proxy should be mailed to us as promptly as possible.

DIRECTORS

Outside Directors

This year the slate of nominees for our Board of Directors contains three nominees who, if elected, will serve as "outside" directors on our Board. These nominees, Messrs. Gembler, Peyrelongue and Silcock, have been selected after a search for outside directors to join our Board. We believe that each of them will bring valuable expertise and experience to our company.

Your Board of Directors unanimously recommends that you vote FOR the election of the three outside director nominees.

Election of Directors

As indicated on the enclosed proxy/voting instruction form, the process for electing directors differs this year from that in the past. While the current size of our Board of Directors is set by our Bye-Laws at 16, there are 20 nominees listed on the back of the proxy/instruction form. This is due to the nomination of three "outside" director nominees in addition to 17 present members or alternate members of the Board. A brief biographical profile of each director nominee can be found in the next section of this proxy statement.

Only 16 nominees from the list of nominees printed on the reverse side of the proxy/voting instruction form will be elected as directors at the Annual General Meeting. Pursuant to the Bye-Law amendments adopted by shareholders at the special meeting held on May 6, 2003, we will no longer elect alternate directors. The 16 nominees that receive the highest number of votes cast at the Annual General Meeting will be elected and will serve for a term of one year or until the election of their successors.

Accordingly, it is very important that you carefully review the full list of nominees listed on the reverse of the enclosed proxy/voting instruction form and check the box next to each nominee for whom you would like to vote your shares. You may vote for fewer than 16 director nominees, but you may not vote for more than 16 director nominees (which means that at least four boxes must be left unchecked). If your proxy/voting instruction form is received with checked boxes for more than 16 nominees, your proxy will not be valid.

Compensation of Outside Directors

In connection with the nomination of our new outside directors, we engaged an independent compensation consulting firm, Tower Perrins, to conduct a review of director compensation practices in our industry and at peer companies, and to recommend appropriate compensation for our outside directors. After considering the recommendations of Tower Perrins, the Board of Directors has determined to compensate our outside directors at a rate of $12,500 for each meeting of the Board they attend, and $2,000 for each meeting of a Board committee they attend as a member, and an additional $1,000 for the committee chair for each committee meeting attended ($2,000 in the case of the Audit Committee chair), plus in all cases travel expenses. The fees are payable whether the meetings are attended in person or by conference call. Although it is customary at most companies to pay directors an annual retention fee, and to pay a portion of that in stock or stock options, our Bye-Laws limit director compensation to fixed sums and expenses incurred in connection with meetings attended and do not permit the issuance of Bacardi Limited stock or stock options without shareholder approval. As a consequence, we have structured the compensation of our outside directors entirely in cash and on a per-meeting basis.

We will continue to reimburse all of our directors for the expenses they incur in performing their duties, including the cost of travel to and from Board and committee meetings.

PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS

OUTSIDE DIRECTOR NOMINEES

ANDREAS GEMBLER, 60, has been nominated this year to serve as one of three outside directors. He retired from Philip Morris (now Altria Group) in 1999 where he was President and CEO of Philip Morris International. Previously he held the position of President, Europe/Middle East and Africa from 1990 to1997. Mr. Gembler has served as Chairman of Bertolucci Watch Manufacturing Neuchatel, Switzerland since 2001. In addition he is a member of the Board of Directors of the SKYTEC Group. Mr. Gembler received his BA in Business Administration in Bremen, Germany. Mr. Gembler lives in Switzerland with his wife, Renate and has two children.

GUY PEYRELONGUE, 66, has been nominated to serve as one of three outside directors. From 1987 to 2001 he was President and Chief Executive Officer of L'Oréal USA and Chairman of L'Oréal Canada. From 1973 to 1987, he held various positions at L'Oréal including President Latin America. Mr. Peyrelongue has been a non-executive director of Burberry Ltd. since 2002. He graduated from the Ecole des Haute Etudes Commerciales in Paris France. Mr. Peyrelongue lives in London with his wife, Lucile and has one daughter.

RAY SILCOCK, 52, is being nominated for election this year as one of three outside directors. Since 1998 he has been Executive Vice President and Chief Financial Officer of Cott Corporation, Toronto, Canada. From 1997 to 1998 he was Chief Financial Officer of Delimex Holdings Inc. in San Diego, California. From 1979 to 1997 he held various financial offices with Campbell Soup Company, including Vice President Bakery and Confectionery Division; Vice President Finance International and Director Financial Planning and Analysis, Europe/Asia Division. Prior to that Mr. Silcock held positions in the U.S. with Franklin Mint Corporation and in the U.K. with Sunbeam Anti-Corosives Ltd., H.J. Heinz Company, Quaker Oats Ltd. and Beecham Foods Ltd. He served on the Board of Directors of Arnott's Limited, Australia from 1995-1997 and Catavault from 2000-2002 Mr. Silcock received an MBA from The Wharton School of Business at the University of Pennsylvania and is a Chartered Management accountant (UK). Mr. Silcock lives in New Jersey.

OTHER DIRECTOR NOMINEES

VICTOR R. ARELLANO, JR., 43, was an Alternate Director to Victor R. Arellano Sr. from October 1992 to 1995 and to Edwin Nielsen from June 1994 to 1995. He has been a Director of Bacardi Limited since 1995 and served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. He also served as Chairman of the Audit Committee, a member of the Corporate Strategy & Finance Committee for five years as well as the Committee on Shareholder Issues and currently serves on the Nominating & Governance Committee. Mr. Arellano worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in London. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980.

FACUNDO L. BACARDI, 36, has been a Director of Bacardi Limited since 1993. Mr. Bacardi served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. In addition, Mr. Bacardi served as Chairman of the Corporate Strategy & Finance Committee since inception in 1996 until the committee's integration into

the Bacardi Limited Board of Directors in 2001. Also, Mr. Bacardi has served as a member of the Nominating & Governance Committee since 1999 and was also a member of the Committee on Shareholder Issues. Mr. Bacardi is founder and President of BacardiWorks LLC, an investment company, as well as a co-founder and Chairman of the Board of Directors of bLiquid.com, an online industrial exchange. Mr. Bacardi received his B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida with his wife Elizabeth and has one daughter.

J. ALBERTO BACARDI, 64, has been a Director of Bacardi Limited since 1992 and served on the Corporate Strategy & Finance Committee. He served on the Compensation Committee and Committee on Shareholder Issues. Mr. Bacardi was an Assistant Vice President for Control at Bacardi Imports; a Marketing & Sales Representative for Bacardi International Limited; Vice President and General Manager of Bacardi Canada as well as President & Chief Executive Officer of Bacardi Canada. Mr. Bacardi received a BA from Rutgers University. Mr. Bacardi lives in Canada with his wife, Maria, and has four daughters and four sons.

JOAQUIN E. BACARDI SR., 66, was an Alternate Director to Jorge E. Bacardi in 1994 and was elected to the Board in 2001. He currently serves on the Audit Committee. Mr. Bacardi was a Product Manager and Master Blender in Bacardi Corporation, Puerto Rico from 1959-1976. He is founder and President of Plaza Marina Corp. and is President of Boating Paradise Inc. He was also a member of the Board of Directors of Ponce Bank from 1991-1998 and of Universidad de Ciencias Medicas San Juan Bautista, Inc. from 2001-2002. Mr. Bacardi received a BA in Business Administration from the University of Puerto Rico. He received an Honorary Doctor of Laws Degree in May 2001 from The New England School of Law. Mr. Bacardi lives in Puerto Rico with his wife, Joyce, and has one daughter and one son.

TOTEN D. BACARDI, 52, was a Director from 1992-1994 and has been an Alternate Director since 1995; he currently serves on the Audit Committee. Mr. Bacardi was a Budget Supervisor and Assistant Treasurer at Bacardi Corporation, Puerto Rico. He received a B.Sc. in Economics from the Wharton School, University of Pennsylvania. Mr. Bacardi lives in New York City with his wife, Nadja.

JAIME BERGEL SAINZ DE BARANDA, 37, has been an Alternate Director to Juan Alvarez-Guerra since 1995 and was elected as a Director in 2000. Mr. Bergel is Chairman of Merrill Lynch Spain and Portugal as well as Managing Director for Investment Banking in London. He is also a member of the Board of Directors of the Madrid Stock Exchange. Mr. Bergel was an Associate Consultant for McKinsey & Co in 1989; Associate Investment Banking Goldman Sachs & Co. in 1990; Executive Director Goldman Sachs in 1994 and Managing Director Goldman Sachs since 1998. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in London and Madrid with his wife, Elena and three daughters.

FRANCISCO CARRERA-JUSTIZ, 63, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz is the President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau and is a Vice President of Bacardi Limited. He has been a Director of the Commonwealth Brewery Limited Nassau since 1985, and a Director of Waterfields Co. Ltd., Nassau (a reverse osmosis plant) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd, Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.) Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. He was a participant in the Citicorp International Guest Training Program from 1963-1967. Mr. Carrera-Justiz lives in the Bahamas with his wife, Vivien, and has one daughter and two sons.

MANUEL J. CUTILLAS, 71, has been a Director of the Board of Bacardi Limited since 1992 and the Chairman from 1992-2000; he has also served as a member of the Corporate Strategy & Finance Committee. He was President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau from 1977-92; and President of Bacardi International Ltd. from 1977-92. Mr. Cutillas is also a Director of Televisa S.A. de C.V.; a Board member of International Advisory Board at the University of Miami and President & Director of the Lyford Cay Foundation. Mr. Cutillas received a B.Sc. in Chemical Engineering from Rensselaer Polytechnic Institute. Mr. Cutillas lives in the Bahamas with his wife, Rosa Maria, and has one son.

ADOLFO L. DANGUILLECOURT, 43, was an Alternate Director to Sergio Danguillecourt from 1997 and became a Director in January 2001. Mr. Danguillecourt is the Interim High School Director at Carrollton School of the Sacred Heart in Coconut Grove, Florida. He currently serves as Chairman of the Nominating & Governance Committee, and is a member of the Compensation Committee. He was a member of the Committee on Shareholder Issues. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering at Rensselaer Polytechnic Institute in 1983 and an MA in Military Studies from American Military University in 1997. Mr. Danguillecourt lives in Miami with his wife, Mary-Anne, and has three daughters and one son.

SERGIO DANGUILLECOURT, 40, was an Alternate Director to Juan Alvarez-Guerra in 1992 and has been a Director of Bacardi Limited since 1993. He currently serves on the Audit Committee and has served on the Nominating & Governance Committee and the Corporate Strategy & Finance Committee. Mr. Danguillecourt worked in Sales for Bacardi Spain from 1982-1984 and in Marketing for Bacardi USA from 1989-1992. He received his BA in Economics from Manhattanville College in 1987 and currently serves as a Director of the College. Mr. Danguillecourt lives in Miami and has two sons.

MARIO LUIS DEL VALLE, 61, was an Alternate Director to Francisco Carrera-Justiz from 1992 to 1994 and was elected as a Director in 2000. He served on the Corporate Strategy & Finance Committee for two years and served on the Committee on Shareholder Issues. Mr. del Valle was Chairman of BankAtlantic Miami Dade from 1997-2002 and Executive Vice President Corporate Banking Division at Republic National Bank of Miami from 1989 to 1997. He was also General Manager and CEO at Banco de LatinoAmerica from 1982-1986 and Senior Vice President of Banco Latino Americano de Exportaciones in Panama from 1986-1989. Mr. del Valle received a BA in Business Administration from the University of Miami in 1968. Mr. del Valle lives in Florida with his wife, Clara, and has two sons and one daughter.

MICHELLE DORION, 41, was elected as a Director in 2001 and currently serves on the Nominating & Governance Committee and the Compensation Committee. She also served on the Audit Committee and the Committee on Shareholder Issues. From 1989-2001, Mrs. Dorion worked at Bank One as a Senior New Product Developer where she developed a new retail foreign currency transfer system, currently being patented. She also served as VP Strategy & Planning, Asia Pacific (Tokyo based), VP Derivative Products (London based). Before joining Bank One in 1989, she ran Corporate Programming at the Chicago Council on Foreign Relations. She received a BA from Dartmouth College in 1984 and her MBA from JL Kellogg Graduate School of Management, Northwestern University in 1991, majoring in Finance, International Business and Marketing. Ms. Dorion lives in London with her husband, Henry Hunter, and has one daughter and two sons.

GUILLERMO J. FERNANDEZ-QUINCOCES, 56, was elected as a Director in 2001 and currently serves as Chairman of the Compensation Committee and as a member of the Audit Committee. He also served on the Committee on Shareholder Issues. He is a partner with Steel Hector & Davis LLP in Miami practicing in the areas of corporate, international cross border transactions, privatizations, and all aspects of U.S. tax law. Mr. Fernandez-Quincoces is also a Certified Public Accountant and worked with

PricewaterhouseCoopers and with Deloitte & Touche in New York, both as an auditor and as a Senior Manager in the Tax Department of Deloitte's New York office. He was also a partner in the tax department of the law firms of Fine, Jacobson, Schwartz, Nash & Block; and Gunster, Yoakley, Valdes-Fauli & Stewart P.A. in Miami Florida, and an associate with Haight, Gardner, Poor & Havens in New York. He received a B.S. with honors from St. Peter's College (N.J.) in 1970, an M.B.A. from Harvard University in 1974, where he was a research assistant in Finance and Accounting, authoring several cases copyrighted by Harvard University. He received his Juris Doctor from Boston University 1977. While at Boston University he received both a full tuition grant and a teaching fellowship at the School of Business. Mr. Fernandez-Quincoces was an instructor in accounting and taxation in 1976 and 1977 at Babson College's Graduate School of Business and from 1980 through 1990 at the Graduate School of Business of the University of Miami. He has been invited to join the American Law Institute of the American Bar Association (49 members in Miami) which reviews and formulates state and federal uniform laws. He lives in Miami and is married to Magaly and has one son.

JAY H. McDOWELL, 66, was an Alternate Director to Jerry Lindzon from 1996-1998 and has been a Director of Bacardi Limited since 1999. He currently serves as Chairman of the Audit Committee and is a member of the Compensation Committee. He also served on the Committee on Shareholder Issues. Mr. McDowell has been a Partner of Cadwalader, Wickersham & Taft, a New York law firm, since 1972 and was made a Senior Counsel in 2000. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City with his wife, Kari and has two sons and one daughter.

ROBERT A. O'BRIEN, 64, was elected a Director in 2002. He was an Alternate director to Toten Bacardi from 1992-1994, to J. Alberto Bacardi from 1992 to 2001 and to Archibald McCallum from 2001-2002. He served as Chairman of the Human Resource & Compensation Committee. Mr. O'Brien was Managing Director of KAM Ltd., Kingston, Jamaica, a construction and property development firm, and is the Executive Director of the Bacardi Family Foundation. Mr. O'Brien received a BS in Foreign Service from Georgetown University. Mr. O'Brien lives in Virginia with his wife, Amelia, and has one son and two daughters.

EDUARDO M. SARDINA, 57, was a Director of Bacardi Limited from 1994-1996 and an Alternate Director to Juan Grau from 1992-1993 and to Edwin H. Nielsen from 1997. He was elected as a Director in 2000. Mr. Sardiña was National Sales Manager & Commercial Director of Bacardi Spain; National Sales Manger and Commercial Director of Bacardi U.S.A.; Chief Operating Officer of Bacardi U.S.A.; Regional President of Bacardi Europe; Chief Executive Officer of Bacardi U.S.A. and Regional President North America. Mr. Sardiña received a BS from St. Benedicts College and an MA in International Management from the American Institute of Foreign Trade. Mr. Sardiña lives in Florida with his wife, Annie, and has one son and one daughter.

RUBEN RODRIGUEZ, 66, was appointed President and Chief Executive Officer of Bacardi Limited in March 2000. Prior to this he was Senior Vice President and Chief Financial Officer of Bacardi Limited since 1998. He was Vice President of Finance from 1993-98 and Director of Internal Audit from 1989-93. Prior to joining Bacardi, Mr. Rodriguez was Area Controller for Cheseborough Pond's Inc. in Latin American, Europe and the Far East, residing in Melbourne, Australia. Additionally he was Controller for Bristol Myers Co., in Australia, Mexico, Brazil and New Zealand. He received his BS from the University of Houston and is a Certified Public Accountant and Certified Internal Auditor. Mr. Rodriguez resides in Bermuda with his wife, Grace, and has two daughters who reside in the U.S.A.

APPOINTMENT OF AUDITORS

It is recommended that the Company appoint PricewaterhouseCoopers LLP, independent public accountants, to audit the accounts of the company for the fiscal year ending March 31, 2004, pursuant to Bye-Law 64. A representative of PricewaterhouseCoopers is expected to be present at the Annual General Meeting and will have the opportunity to respond to appropriate questions.

IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 298-1027

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.